EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations
Chris Burns Ph: + 1-800-252-3526 David Marshall Ph:+ 353-1-709-4444	Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt Ph: +44-786-036-1746 Jamie Tully Ph: +1-212-687-8080

Elan Announces Webcast of Third Quarter 2013 Financial Results

DUBLIN, IRELAND, October 10,  2013 -- Elan Corporation, plc (NYSE: ELN) announced today that it will host a conference call on Thursday, October 24, 2013 at 8:30 a.m. Eastern Time (ET), 1:30 p.m. British Summer Time (BST) with the investment community to discuss Elan’s third quarter 2013 financial results, which will be released before the European and U.S. financial markets open.

Live audio of the conference call will be simultaneously broadcast over the Internet and will be available to investors, members of the news media and the general public.

This event can be accessed by visiting Elan’s website at www.elan.com and clicking on the Investor Relations section, then on the event icon. Following the live webcast, an archived version of the call will be available at the same URL.

About Elan
Elan is a biotechnology company, headquartered in Ireland, committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. For additional information about Elan, please visit http://www.elan.com.

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